EXHIBIT 1

CONFIDENTIAL

April 6, 2005

Jean-Pierre L. Conte
Chairman of the Board
BioSource International, Inc.
542 Flynn Road
Camarillo, California 93012

Dear Mr. Conte:

     I am writing to affirm Bio-Rad’s continued strong interest in acquiring BioSource and to propose an acquisition at a price of $8.50 per share in cash for each outstanding share that we do not already own. Bio-Rad currently owns close to 5% of BioSource’s outstanding shares.

     On multiple occasions over the last two years, including most recently on Monday, April 4, we have expressed our desire to acquire BioSource. Although you have often stated your intention to sell BioSource at some point, on each of those occasions you have been unwilling to enter into merger negotiations with us or be specific on when you will initiate a sale process.

     We believe that the time for a sale is now and that our proposal will offer significant value to BioSource’s stockholders—value in excess of what BioSource has been able to achieve on its own. Our proposal represents a 21% premium to the BioSource closing share price on April 5, 2005. Our proposal also looks very attractive when compared to BioSource’s long-term stock price performance, representing a 30% premium to the three-year average closing price.

     We believe that this proposal represents a full, fair and compelling value for BioSource, and would be extremely well received by your stockholders.

     In addition to the completion of customary due diligence, our proposal is conditioned on the negotiation of a mutually acceptable merger agreement. Our proposal has the full support of our board of directors and management team and is not subject to any financing condition. We are prepared to move quickly toward the execution of definitive transaction documents. With your cooperation, we believe we can conduct due diligence and negotiate a definitive merger agreement within two weeks.

     We are simultaneously sending you our proposal to nominate a slate of directors for election at your 2005 annual meeting. Although it is our strong preference to negotiate a mutually acceptable merger agreement with BioSource, by delivering our proposal notice we are preserving our ability to pursue a proxy solicitation.

     This proposal sets forth our current intent with respect to the acquisition of BioSource and is not meant to be binding on you or us unless we enter into a definitive merger agreement.

     We are committed to acquiring BioSource and can move cooperatively and expeditiously to implement this transaction. We hope you will consider our proposal carefully. In light of the potential significance to the stockholders of BioSource and Bio-Rad of the matters set forth in this letter, we are making this letter public. We stand ready to work together with you.

Very truly yours,

BIO-RAD LABORATORIES, INC.

By:	/s/ Norman Schwartz
Norman Schwartz
President and Chief Executive Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS
OF BIO-RAD LABORATORIES, INC.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Bio-Rad Laboratories, Inc. (“Buyer”), are set forth below. If no business address is given the director’s or officer’s business address is 1000 Alfred Nobel Drive, Hercules, California 94547. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Buyer. All of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Directors
James J. Bennett	Retired Chief Operating Officer and Executive Vice President of Buyer
Albert J. Hillmann	Of Counsel to the law firm of Townsend and Townsend and Crew
Ruediger Naumann-Etienne	Owner and Managing Director of Intertec Group and Chairman of Quinton Cardiology Systems
Philip L. Padou	Retired Chief Financial Officer and Vice President of Ozier Perry and Associates
Alice N. Schwartz	Retired
David Schwartz	Chairman of the Board of Buyer
Norman Schwartz	President and Chief Executive Officer of Buyer

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Executive Officers (Who Are Not Directors)
John Goetz	Vice President and Group Manager of Buyer
Sanford S. Wadler	Vice President, General Counsel and Secretary of Buyer
Christine A. Tsingos	Vice President and Chief Financial Officer of Buyer
Bradford J. Crutchfield	Vice President, Life Sciences, of Buyer
Ronald W. Hutton	Treasurer of Buyer
Giovanni Magni	Vice President and International Sales Manager of Buyer

1 Same address as director’ or officer’s business address except where indicated.

SCHEDULE B

TRANSACTIONS IN SHARES OF COMMON STOCK
OF THE ISSUER BY BUYER DURING THE PAST SIXTY DAYS

     All purchases of shares of Common Stock set forth below were made by Bio-Rad.

Date of Transaction	Number of Common Stock Purchased	Nature of Purchase	Price Per Share	Aggregate Purchase Price

3/15/2005	20,400	open market	$6.93	$141,410.76
4/6/2005	13,390	open market	$9.65	$129,196.09
4/8/2005	39,713	open market	$9.50	$377,150.79
4/11/2005	103,315	open market	$9.53	$984,622.95
4/18/2005	40,243	open market	$9.53	$383,604.33